4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES SECOND QUARTER FISCAL 2007
FINANCIAL RESULTS

WINNIPEG, Manitoba – (January 12, 2007) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today reported the results of operations for the three and six month periods ended November 30, 2006. All amounts referenced herein are in Canadian dollars unless otherwise noted. At close of business on November 30, 2006 the exchange rate was CAD$1.00 = US$0.8755.

“Medicure’s second quarter of fiscal 2007 was highlighted by the initiation of enrollment in the Phase III MEND-CABG II study. We are very pleased to have commenced this pivotal Phase III study for registration, as its result could have a significant benefit and lasting impact on the standard of care of CABG patients,” commented Medicure’s President and CEO, Albert D. Friesen, PhD.

“Our commercial business was highlighted by the launch of our specialized cardiovascular U.S. sales organization midway through the quarter. In November, the first full month with our sales organization in place, AGGRASTAT® product sales increased significantly over the previous month. This sales trend continued in December where AGGRASTAT® product sales were once again higher than the previous month. We are very encouraged by the momentum we are seeing in our AGGRASTAT® business,” added Dr. Friesen.

Corporate Highlights for the Quarter

The following are significant events which occurred since the last quarterly report:

  The Company initiated enrollment in the MEND-CABG II study. This single confirmatory Phase III study for registration will evaluate the cardioprotective effects of the Company’s FDA Fast Tracked product, MC- 1, in approximately 3,000 patients undergoing coronary artery bypass graft (CABG) surgery.
  Subsequent to the end of the quarter the Company completed a Special Protocol Assessment (SPA) agreement with the FDA for the Phase III MEND-CABG II study. The SPA provides official confirmation from the FDA that the Phase III protocol is appropriately designed to form the basis of a New Drug Application (NDA) submission.
  The Company announced scientific presentations of the Phase II MEND- CABG clinical results at both the 2006 American Heart Association and the 2006 Canadian Cardiology Congress meetings. These presentations to the cardiovascular community highlight the importance of the MEND- CABG results and the interest in novel approaches to managing ischemic reperfusion injury.
  The Company launched its U.S. sales organization to support the sales and marketing efforts for AGGRASTAT® (tirofiban).
  The Company established its wholly owned U.S. subsidiary, Medicure Pharma Inc., with its head office located in Somerset, New Jersey.
  The Company announced that new data comparing Single High-Dose Bolus AGGRASTAT® (tirofiban) versus ReoPro® (abciximab) in patients undergoing percutaneous coronary intervention (PCI) were presented today at the 2006 American Heart Association meeting. The meta- analysis suggests that Single High-Dose Bolus tirofiban may be as effective as abciximab in patients undergoing PCI with a comparable safety profile
  Subsequent to the end of the quarter the Company strengthened its cash position by completing a private placement led by Deutsche Bank raising total gross proceeds of US$25.9 million.

Net product sales for the three month period ending November 30, 2006 totaled $1,419,000 compared to $nil for the same period in fiscal 2006. Net product sales for the six month period to date were $1,699,000 compared to $nil in the same period last year. The increase in net sales for fiscal 2007 as compared to the same period in fiscal 2006 was due to product sales from the Company’s first commercial product AGGRASTAT®, which was acquired on August 8, 2006. The Company launched a U.S. sales organization on October 11, 2006. Subsequent to the launch of the sales organization, product sales increased significantly in November 2006 as compared to October 2006. The Company currently sells AGGRASTAT® to drug wholesalers. Inventory levels at the Company’s wholesalers were higher than expected upon the Company’s acquisition of AGGRASTAT®, with inventory levels exceeding 90 days at one of the Company’s largest wholesalers. Consequently net product sales were impacted by the higher than anticipated wholesaler inventory levels during the first three months of product sales. As at November 30, 2006, it appears AGGRASTAT® wholesaler inventory levels have returned to traditional levels of approximately 30 days.

Research and development expenditures for the second quarter of fiscal 2007 were $3,816,000 as compared to $3,010,000 for the same quarter in fiscal 2006. As expected, research and development expenditures were higher for the second quarter of fiscal 2007 as compared to the same quarter in fiscal 2006, due primarily to increased clinical activities associated with the planning and initiation of enrollment for the Phase III MEND-CABG II study, which commenced in the current quarter. Research and development for the six month period to date were $6,602,000 compared to $6,307,000 for the same period last year.

Selling, general and administrative expenditures for the second quarter of fiscal 2007 totaled $2,658,000, compared to $636,000 for the same quarter in fiscal 2006. Selling, general and administrative expenditures increased during the second quarter of fiscal 2007 as compared to the same quarter in fiscal 2006 primarily due to the acquisition of AGGRASTAT® and the resulting start-up costs, field selling expenses and product promotion costs. Selling, general and administrative expenditures for the six month period to date totaled $3,818,000, compared to $1,173,000 for the same period in fiscal 2006.

As a result of the above noted items, the financial results for the three month period ended November 30, 2006 include a consolidated net loss from operations of $6,093,000 or $0.06 per share, compared to $3,538,000 or $0.05 per share for the three-month period ended November 30, 2006. The six month year-to-date loss for fiscal 2007 was $9,339,000 or $0.10 per share, compared to $7,410,000 or $0.11 per share for the six month period ended November 30, 2005.

At November 30, 2006, the Company had cash and cash equivalents totaling $21,806,000 as compared to $34,920,000 as of May 31, 2006. Subsequent to November 30, 2006, the Company strengthened its cash position by raising gross proceeds of US$25,900,000 (before share issuance costs of approximately US$2,150,000) in a private placement led by Deutsche Bank Securities Inc. A total of 19.9 million common shares were issued in the private placement at a price of US$1.30, together with warrants, to purchase 3.98 million additional common shares. The warrants have a five year term and an exercise price of US$1.70.

An expanded version of Management’s Discussion and Analysis and the financial statements for the three and six month periods ended November 30, 2006 is accessible on Medicure's website at www.medicure.com.

Notification of Conference Call:

Medicure has scheduled a conference call and webcast to review its results of operations for the quarter ended November 30, 2006:

Date:	Friday, January 12, 2007
Time:	8:30 AM Eastern Time
Telephone:	1-877-888-3490 or 1-416-695-5259
Webcast:	Available at the Medicure website at www.medicure.com

Archive of Conference Call:

Telephone:	1-888-509-0081 or 1-416-695-5275
Passcode:	638087
Webcast:	Available at the Medicure website at www.medicure.com
Expires:	January 26, 2007

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® (tirofiban)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com